SCHEDULE 13D

                                Amendment No. 1
                               Rehabilicare, Inc.
                                  Common Stock
                               Cusip #: 584560106
                                 Filing Fee: No

Cusip #  584560106
     Item 1:  Reporting Person - Mentor Corporation - Tax ID: 41-0950791
     Item 4:  WC
     Item 6:  State of Minnesota
     Item 7:  314,500
     Item 8:  None
     Item 9:  314,500
     Item 10: None
     Item 11: 314,500
     Item 13: 6.8%
     Item 14: CO

Item 1. Security and Issuer

     This statement relates to shares of the Common Stock, $0.10 par value (the "Shares") of Medical Devices, Inc., a Minnesota corporation (the "Company"), having a CUSIP number of 584560 10 6. The principal executive offices of the Company are located at 833 Third Street SW, St. Paul, MN 55112. In July 1994, the Company changed its name to Rehabilicare, Inc.

Item 2. Identity and Background

     This  statement  is  being  filed  by  Mentor   Corporation,   a  Minnesota
corporation ("Mentor"). Mentor is a manufacturer and marketer of medical products. The principal offices of Mentor are located at 5425 Hollister Avenue, Santa Barbara, CA 93111.

     The name, residence or business address, principal occupation or employment and citizenship of the executive officers and directors of Mentor are set forth in Schedule A hereto.

     Within the last five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     In 1987, the Mentor acquired 300,000 Shares as partial consideration for the sale of its transcutaneous nerve stimulator product line and related assets to the Company.

     On November 23, 1992, Mentor purchased 125,000 Units for cash consideration of $75,000.00 ($0.60 per Unit). Each unit represents one Share, plus a warrant to purchase an additional one-half Share (together, the "Units"). The purchase price of the additional one-half share which is subject to the warrants is $1.00 per share. These Units were issued pursuant to a Private Placement of 840,000 Units. The Units and the Common Stock and warrants comprising the Units are "Restricted Securities" for purposes of federal and state securities laws. Mentor used its own working capital funds in making such purchase and no part of the purchase price is represented by borrowed funds. The warrants were called by the Company in 1993. Mentor exercised its warrants, purchasing the 62,500 Shares at $1.00 per share for total consideration of $62,500. Mentor used its own working capital funds in making such purchase.

     Proceeds from Shares sold since 1992 are as follows (all of these shares came from the 1987 transaction):

                   Date           Shares         Proceeds

                  9/12/94         83,000         $207,500
                 12/16/94         45,000         $112,500
                  5/30/95         45,000         $101,244

                   Total         173,000         $421,244

Item 4. Purpose of Transaction

     The  purpose  of  Mentor in  purchasing  Shares  is to  maintain  an equity
interest  in  the  Company  in  pursuit  of  specified   investment   objectives
established by the Board of Directors of Mentor.

     Mentor intends to review continuously the equity position in the Company. Depending upon future evaluations of the business prospects of the Company, including, but not limited to, general economic and business conditions and stock market conditions, Mentor may determine to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     Mentor does not have any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material changes in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5. Interest in Securities of Issuer

     (a) Mentor beneficially owns 314,500 Shares, or approximately 6.8% of the outstanding shares of the Company.

     (b) Mentor has the sole power to vote, direct the vote, and dispose of the Shares.

     (c) Except as stated in Item 3 above and with respects to Mr. Gette below, neither Mentor nor, to the best knowledge of Mentor, any of the persons named in Schedule A hereto, effected any transactions in shares during the past sixty
(60) days.

         Mr. Anthony Gette, President of Mentor Corporation, also purchased Units in the Private Placement, for his own investment account. On November 23, 1992, Mr. Gette purchased 42,000 Units for cash consideration of $25,000 ($0.60 per Unit). Mr. Gette used his own personal funds in making such purchase and no part of the purchase price is represented by borrowed funds. The warrants were called by the Company in 1993. Mr. Gette exercised his warrants, purchasing 21,000 Shares at $1.00 per share for total consideration of $21,000. On June 30, 1995, Mr. Gette exercised a stock option for 2,500 Shares, at the option price of $1.62 per Share, for a total consideration of $4,050. Mr. Gette used his own personal funds in making such purchases and no part of the purchase price is represented by borrowed funds.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither Mentor nor any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

 Not Applicable.

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                             Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Mentor Corporation


Date: July 13, 1995                          By:  /s/ GARY E. MISTLIN
                                                      Gary E. Mistlin
                                                      Vice President of Finance/
                                                       Treasurer

SCHEDULE A

     The name and present principal occupation or employment of each executive officer and director of Mentor are set forth below. Unless otherwise noted, the business address of each person is 5425 Hollister Ave., Santa Barbara, CA 93111. The address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

Board of Directors

                                   EMPLOYED                           PRINCIPAL
     NAME                             BY                              OCCUPATION

Eugene G. Glover                 Self employed                     Private investor

Walter W. Faster                 General Mills, Inc.               VP, Corporate Growth
                                 PO Box 1113                          and Development
                                 9200 Wayzata Blvd.
                                 Minneapolis, MN 55440

Michael Nakonechny               NAK Associates Corp.              President
                                 1667 N. Forge Mountain Dr.
                                 Valley View, PA 19481

Byron G. Shaffer                 Self employed                     Private investor
                                 5200 Wilson Road
                                 Suite 203
                                 Edina, MN 55424

Dr. Richard W. Young             Self employed                     Private investor
                                 Bay State Milling Co.
                                 100 Congress St.
                                 Quincy, MA  02169

Officers

                                   POSITION WITH                      PRINCIPAL
     NAME                             MENTOR                          OCCUPATION

Christopher J. Conway            Director                          Chairman and CEO
                                 Chairman and Ceo

Anthony R. Gette                 Director                          President and COO
                                 President and COO

Gary E. Mistlin                  VP Finance/Treasurer              VP Finance/Treasurer
                                      and CFO                            and CFO

Dennis E. Condon                 President, Mentor H/S             President, Mentor H/S

William M. Freeman               President, Mentor O&O             President, Mentor O&O

Karen H. Edwards                 VP Regulatory Affairs             VP Regulatory Affairs
                                  & Quality Assurance               & Quality Assurance

Bobby Purkait                    VP Research &                     VP Research &
                                   Development                       Development